SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                       -----------------------------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(B)

                                (AMENDMENT NO. )*


                        FRANKLIN TELECOMMUNICATIONS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   3547271208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JANUARY 25, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)

                           |X|      Rule 13d-1(c)

                           |_|      Rule 13d-1(d)


--------------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

CUSIP NO. 3547271208                                             13G                                              PAGE 2 OF 11 PAGES

  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Crescent International Limited


  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) |_|
                                                                                                                             (b) |X|



  3.       SEC USE ONLY



  4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bermuda


                                                  SOLE VOTING POWER

                                                            1,932,368
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH


                                                  SHARED VOTING POWER

                                                           None


                                                  SOLE DISPOSITIVE POWER

                                                           1,932,368


                                                  SHARED DISPOSITIVE POWER

                                                           None

  9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,932,368

  10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                 |_|



  11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.17%

  12.      TYPE OF REPORTING PERSON*

                    OO


CUSIP NO. 3547271208                                             13G                                              PAGE 3 OF 11 PAGES

  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    DMI Trust


  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) |_|
                                                                                                                             (b) |X|



  3.       SEC USE ONLY



  4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bahamas

                                                  SOLE VOTING POWER

                                                            None
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH

                                                  SHARED VOTING POWER

                                                           1,932,368


                                                  SOLE DISPOSITIVE POWER

                                                           None

                                                  SHARED DISPOSITIVE POWER

                                                           1,932,368

  9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,932,368

  10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                 |_|


  11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.17%

  12.      TYPE OF REPORTING PERSON*

                    OO


CUSIP NO. 3547271208                                             13G                                              PAGE 4 OF 11 PAGES

  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    GreenLight (Switzerland) SA


  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) |_|
                                                                                                                             (b) |X|



  3.       SEC USE ONLY


  4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Switzerland

                                                  SOLE VOTING POWER

                                                            1,932,368
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH

                                                  SHARED VOTING POWER

                                                           None

                                                  SOLE DISPOSITIVE POWER

                                                           1,932,368

                                                  SHARED DISPOSITIVE POWER

                                                           None

  9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,932,368

  10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                 |_|



  11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.17%

  12.      TYPE OF REPORTING PERSON*

                    OO


                                                              Page 5 of 11 Pages

ITEM 1(A).  NAME OF ISSUER:

         Franklin Telecommunications Corp. ("Franklin")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         733 Lakefield Road
         Westlake Village, CA 91361

ITEM 2(A).  NAME OF PERSON FILING:

         (I) Crescent International Limited ("Crescent")

         (II) DMI Trust ("DMI")

         (III) GreenLight (Switzerland) SA ("GreenLight")

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         As to Crescent:
         Clarendon House
         2 Church Street
         Hamilton H 11
         Bermuda

         As to DMI:
         10 Deveaux Street
         P.O. Box N-9935
         Bahamas

         As to Greenlight:
         84, av. Louis Casai
         CH-1216 Geneva
         Switzerland

ITEM 2(C).  CITIZENSHIP:

         As to Crescent:  Bermuda

         As to DMI:  Bahamas

         As to GreenLight:  Switzerland

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value

ITEM 2(E).  CUSIP NUMBER:

         3547271208

                                                              Page 6 of 11 Pages



ITEM 3. IF THIS  STATEMENT IS FILED  PURSUANT TO RULE 13D-1 (B), OR 13D-2 (B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                    Act.

        (b)   |_|   Bank as defined in Section 3 (a) (6) of the Exchange Act.

        (c)   |_|   Insurance company as  defined  in Section  3(a)(19)  of  the
                    Exchange Act.

        (d)   |_|   Investment  company   registered  under  Section  8  of  the
                    Investment Company Act.

        (e)   |_|   An  investment  adviser in  accordance with Rule 13d-1(b)(1)
                    (ii)(E).

        (f)   |_|   An  employee  benefit  plan  or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F).

        (g)   |_|   A parent  holding  company or control  person  in accordance with Rule 13d-1 (b)(1)(ii)(G).

        (h)   |_|   A savings  association as  defined in  Section 3(b)  of  the
                    Federal Deposit Insurance Act.

        (i)   |_|   A church  plan that  is excluded  from the  definition of an investment company under  Section 3(c)(14) of the Investment
                    Company Act.

        (j)   |_|   Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1 (c), check this box.
        |X|



ITEM 4. OWNERSHIP.

        The information contained in Items 5 through 11 on the cover pages hereto (pages 2 through 4 hereof) is incorporated herein by reference.

        DMI may be deemed to be a beneficial owner of the shares of Common Stock of Franklin beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

        GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the Franklin Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of Franklin Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Franklin Common Stock held by Crescent and disclaims any ownership associated with such rights.

        Accordingly, for the purposes of this Statement: (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 1,932,368 shares of Common Stock beneficially owned by it; (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,932,368 shares of Common Stock beneficially owned by it; and (iii) GreenLight is reporting

                                                              Page 7 of 11 Pages



         that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,932,368 shares of Common Stock beneficially owned by it.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         NOT APPLICABLE

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         NOT APPLICABLE.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Date:  January 25, 2000


                           CRESCENT INTERNATIONAL LIMITED


                           By: GreenLight (Switzerland) SA, as Attorney-in-Fact for Crescent International Limited pursuant to Power of Attorney attached to this Schedule 13G

                           By:  /s/ Melvyn Craw
                                ____________________________________________
                                Name: Melvyn Craw
                                Title:  Authorized Signatory

                           By:  /s/ Maxi Brezzi
                                ____________________________________________
                                Name: Maxi Brezzi
                                Title: Authorized Signatory


                           DMI TRUST


                           By: GreenLight (Switzerland) SA, as Attorney-in-Fact for DMI Trust pursuant to Power of Attorney attached to this Schedule 13G

                           By:  /s/Melvyn Craw
                                ____________________________________________
                                Name: Melvyn Craw
                                Title:  Authorized Signatory

                           By:  /s/ Maxi Brezzi
                                ____________________________________________
                                Name: Maxi Brezzi
                                Title: Authorized Signatory


                           GREENLIGHT (SWITZERLAND) SA

                           By:  /s/ Melvyn Craw
                                ____________________________________________
                                Name: Melvyn Craw
                                Title:  Managing Director

                           By:  /s/ Maxi Brezzi
                                ____________________________________________
                                Name: Maxi Brezzi
                                Title: Director

                                                              Page 9 of 11 Pages

                            AGREEMENT OF JOINT FILING

Crescent International Limited, DMI Trust and GreenLight (Switzerland) SA agree that the Statement on 13G to which this Agreement is attached, and all future amendments to this Statement, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated:  January 25, 2000

                           CRESCENT INTERNATIONAL LIMITED


                           By: GreenLight (Switzerland) SA, as Attorney-in-Fact for Crescent International Limited pursuant to Power of Attorney attached to the Schedule 13G filed herewith


                           By:  /s/ Melvyn Craw
                                ____________________________________________
                                Name: Melvyn Craw
                                Title:  Authorized Signatory

                           By:  /s/ Maxi Brezzi
                                ____________________________________________
                                Name: Maxi Brezzi
                                Title : Authorized Signatory



                           DMI TRUST


                           By: GreenLight (Switzerland) SA, as Attorney-in-Fact for DMI Trust pursuant to Power of Attorney attached to the Schedule 13G filed herewith


                           By:  /s/ Melvyn Craw
                                ____________________________________________
                                Name: Melvyn Craw
                                Title:  Authorized Signatory


                           By:  /s/ Maxi Brezzi
                                ____________________________________________
                                Name: Maxi Brezzi
                                Title : Authorized Signatory




                           GREENLIGHT (SWITZERLAND) SA

                           By:  /s/ Melvyn Craw
                                ____________________________________________
                                Name: Melvyn Craw
                                Title:  Managing Director


                           By:  /s/ Maxi Brezzi
                                ____________________________________________
                                Name: Maxi Brezzi
                                Title : Director

                                                             Page 10 of 11 Pages

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CRESCENT INTERNATIONAL LIMITED hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by Crescent International Limited.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of January, 2000.


CRESCENT INTERNATIONAL LIMITED


By:    /s/ C.F.A. Cooper
       _________________________
       Name: C.F.A. Cooper
       Title: Director

By     /s/ David W.J. Astwood
       _________________________
       Name: David W.J. Astwood
       Title: Director

                                                             Page 11 of 11 Pages

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that DMI TRUST hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements
("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to Crescent International Ltd.'s acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to Crescent International Ltd.'s filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by DMI Trust.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of January, 2000.


DMI TRUST


By:    /s/ Khalid Abdulla-Janahi
       ____________________________
       Name:  Khalid Abdulla-Janahi
       Title: Authorized Signatory

By:   /s/ Ala Khannak
      _____________________________
      Name:  Ala Khannak
      Title: Authorized Signatory